Delisting Determination, The Nasdaq Stock Market, LLC, July 10, 2026 REE Automotive Ltd.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Class A Ordinary Shares of REE Automotive Ltd. effective at the opening of the trading session on July 23, 2026.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staff determination on June 30, 2026. The Company did not appeal Staff's Delist Determination Letter.
The Company Class A Ordinary Shares were suspended on July 7, 2026. The Staff determination to delist the Company Class A Ordinary Shares became final on July 7, 2026.